Exhibit 99.1

ProQR Highlights New Platform Data from Presentation on Axiomer™ RNA Editing Technology at Deaminet 2024

•	Platform demonstrates robust in vivo editing capabilities reporting up to 70% editing of ACTB in the liver of non-human primates (NHPs) and mice

•	Functional effect demonstrated in mice in vivo via modulation of ANGPLT3 protein properties leading to favorable increase in LPL enzymatic activity and meaningful impact of biomarkers

•	Additional data to be presented throughout 2024, including in vitro and in vivo data for pipeline programs AX-0810 for Cholestatic diseases targeting NTCP and AX-1412 for Cardiovascular diseases targeting B4GALT1

LEIDEN, Netherlands & CAMBRIDGE, Mass., January 19, 2024 – ProQR Therapeutics NV (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today highlighted key updates from its oral presentation at the 5th International Conference on Base Editing, Prime Editing & Related Enzymes (Deaminet 2024) in San Diego, California.

“We were pleased to present new in vivo data for our proprietary Axiomer RNA editing technology platform at the Deaminet 2024 meeting, demonstrating robust editing of ACTB in the liver of NHP, as well as functional protein data with the liver target ANGPTL3 in mice,” said Gerard Platenburg, Chief Scientific Officer of ProQR. “To date, we have generated robust in vitro and in vivo preclinical platform data across a range of liver and CNS targets. These encouraging data and the progress of our science reinforce the potential of our Axiomer RNA editing oligonucleotides, and we look forward to presenting additional platform data, as well as the first preclinical data for our pipeline programs at upcoming scientific meetings, as we move our technology forward towards trials in humans.”

Key updates from the presentation included:

•	Axiomer Editing Oligonucleotides (EONs) demonstrated high intrinsic editing capability in the liver across models. Presentation of new data highlighting up to 70% editing efficiency of ACTB in liver of mice and NHPs at multiple timepoints.

•	Editing levels confirmed through several reliable RNA analysis methods, including dPCR and RNAseq, showing consistent results.

•	An EON editing ANGPTL3 in mice resulted in a 2-fold increase in lipoprotein lipase activity and a related decrease of LDL cholesterol in plasma of 40% in vivo.

•	Preliminary nonclinical safety assessment showed a similar safety profile compared to other single-stranded RNA oligonucleotides.

•	Ongoing platform advancements anticipated through increased knowledge of ADAR biology, selection of models for prediction of Axiomer potential in human tissue, EON sequence optimization, and investigation of delivery options.

These new preclinical platform data further highlight the potential of Axiomer EONs in preparation for clinical development and supporting discovery of potential new therapeutic applications.

The presentation “Axiomer™, an RNA editing technology to address liver-originated disorders and beyond” is available via ProQR’s website in the Presentations and Publications section.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements for ProQR

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our Axiomer™ technology, including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and our ability to expand preclinical in vivo and in vitro data, the timing, progress and results of our preclinical studies and other development activities, including the release of data related thereto, and the potential of our technologies and product candidates .. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers or suppliers to supply materials for research and development and the risk of supply interruption or delays from suppliers or contract manufacturers; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Eli Lilly and Company; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor contact:

Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com

or

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Media contact:

Robert Stanislaro
FTI Consulting
T: +1 212 850 5657
robert.stanislaro@fticonsulting.com